April 16, 2019

Artur Bergman
Chief Executive Officer
Fastly, Inc.
475 Brannan Street, Suite 300
San Francisco, CA 94107

       Re: Fastly, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 4, 2019
           CIK No. 0001517413

Dear Mr. Bergman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated March 13, 2019.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Key Business Metrics
Dollar-Based Net Expansion Rate, page 68

1.     We note that your DBNER decreased from 147.3% in 2017 to 132.0% in 2018.
Please
       revise to disclose an explanation for the decrease and your expectations regarding future trends in this metric, if any. We refer you to Item 303(a)(3) of Regulation S-K for additional guidance.
 Artur Bergman
FirstName LastNameArtur Bergman
Fastly, Inc.
Comapany NameFastly, Inc.
April 16, 2019
April 2 2019 Page 2
Page 16,
FirstName LastName
Critical Accounting Policies and Estimates
Common Stock Valuation, page 78

2. We note your response to prior comment 7 and have the following comments:

             Please explain how the June 2018 equity financing of $40 million of Series F Preferred
             Stock for $5.1123 per share was considered in your June 29, 2018 valuation of common stock;
             Describe in further detail the "IPO scenario" valuation method used in your September and December 2018 valuations;
             Explain how the fair values of your common stock as determined in your 2018 valuations reconcile to the fair value of common stock disclosed on page F-28;
             Revise your subsequent events note on page F-34 to disclose the expected financial impact of the stock options granted in February 2019 pursuant to ASC 855-10-50-2(b);
             and
             Continue to provide us with an analysis of fluctuations in the fair value of your common stock through the determination of your IPO price range. You may contact David Edgar, Staff Accountant, at (202) 551-3459 or
Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
                                                              and Services
cc:      Seth Gottlieb